

09041162

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEP 2 9 2009
Washington, DC

SEC FILE NUMBER
8- 48544

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___July 1, 2008___ ENDING____June 30, 2009_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Winklevoss Insurance Agency, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Greenwich Office Park
_____
(No. and Street)

Greenwich,   CT   06831
_____   _____   _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Vasile   203-861-5569
_____   _____
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING & COMPANY, LLP
_____
(Name – if individual, state last, first, middle name)

10 CUTTER MILL ROAD	GREAT NECK	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
        ☒ Certified Public Accountant
        ☐ Public Accountant
        ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (6-02)   *Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the
form displays a currently valid OMB control number*

OATH OR AFFIRMATION

I,___Mike Vasile_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Winklevoss Insurance Agency, LLC_____,_____as of

_June 30, 2009___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This Report ** contains (check all applicable boxes):

☒ (a) Facing Page
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss)
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
☒ (l) An Oath or Affirmation.
☒ ☐(m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON AGREED-UPON PROCEDURES

To the Member-Owner
Winklevoss Insurance Agency, LLC
Greenwich, CT

In accordance with Rule 17a-5(e) (4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation Transitional Assessment Reconciliation of Winklevoss Insurance Agency, LLC for the period from April 1, 2009 to June 30, 2009. Our procedures were performed solely to assist you in complying with Rule 17a-5(e) (4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement record entries;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended June 30, 2009, with the amounts reported in Transitional Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with auditing standards generally accepted in the United States, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Winklevoss Insurance Agency, LLC taken as a whole.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

September 22, 2009

WINKLEVOSS INSURANCE AGENCY LLC

SECURITIES INVESTOR PROTECTION CORPORATION
TRANSITIONAL ASSESSMENT RECONCILIATION
FOR THE FISCAL PERIOD APRIL 1, 2009 TO JUNE 30, 2009

SIPC NET OPERATING REVENUE	$	184,335
GENERAL ASSESSMENT AT .0025	$	461
Less payment made with SIPC-4		150
PAYMENT MADE WITH SIPC-7T, SEPTEMBER 11, 2009	$	311

WINKLEVOSS INSURANCE AGENCY, LLC

REPORT ON
SECURITIES INVESTOR PROTECTION CORPORATION
TRANSITIONAL ASSESSMENT RECONCILIATION

JUNE 30, 2009